November 7, 2024
By Electronic Submission
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Dave Edgar
Kathleen Collins
Re: Bandwidth Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished on August 1, 2024
File No. 001-38285
To the addressees set forth above:
This letter is submitted by Bandwidth Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filings of the Company, as set forth in your letter to the Company dated October 29, 2024 (the “Comment Letter”).
The numbered paragraphs below set forth the comments of the Staff from the Comment Letter, together with the Company’s responses in italics. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filing.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicator, page 63
1.We note that you no longer present total active customer count as you focus on larger customers. However, we also note your references to average annual revenue per customer in each of your last four earnings calls, the growth of which you appear to attribute to larger customer opportunities. Please tell us your consideration to include such measure in your Form 10-Q and 10-K filings or tell us what measures you use to monitor your larger customer base. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Bandwidth +1 800-808-5150 support@bandwidth.com	www.bandwidth.com	2230 Bandmate Way Raleigh, NC 27607 United States

Securities and Exchange Commission
November 7, 2024
Response:
We respectfully acknowledge the Staff’s comment. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2024, we will include a discussion of average annual revenue per customer within our Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2022, page 67
2.We note your reference to various factors impacting your cloud communications revenue for each period presented. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms. In addition, we note your reference on page 7 to your various market offerings (i.e. Global Communications Plans, Programmable Services and Global Enterprises) as well as your discussion of changes in these offerings in your Q4 2023 earnings call transcript. Please tell us your consideration to include a discussion of the impact of these offerings in your results of operations and revise as necessary. Refer to Item 303(b) of Regulation S-K.
Response:
We respectfully acknowledge the Staff’s comment. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2024, we will more fully quantify our disclosures to explain when a material change is attributed to two or more factors, including any offsetting factors.
Additionally, we respectfully advise the Staff that, as more fully described in our periodic filings, our revenue is primarily earned from the sale of four principal product solutions: Voice, Messaging, Emergency Services and Phone Numbers. We may sell one, two, three or all four of these principal product solutions in widely varying combinations to our customers, whom we collectively aggregate into three broad customer categories – Global Communications Plan, Programmable Services, and Global Enterprises – for descriptive purposes. Beginning with our Form 10-K for the year ending December 31, 2024, we will expand our disclosures to align our disclosures of customer categories with our disclosures and discussion of our four principal product solutions.
Critical Accounting Policies and Significant Judgments and Estimates, page 80
3.Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to

Bandwidth • 2230 Bandmate Way, Raleigh, NC 27607 • 800-808-5150	2

Securities and Exchange Commission
November 7, 2024
the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K.
Response:
We respectfully acknowledge the Staff’s comment. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2024, we will enhance our disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact our critical accounting estimates have had or are reasonably likely to have on our financial condition and results of operations, where material. We will also disclose any changes in estimates and / or assumptions and the sensitivity of reported amounts to the underlying methods, assumptions, and estimates used over the relevant period, to the extent material.
Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders Equity, page 93
4.We note your adjustments to additional paid-in capital and accumulated deficit upon adoption of ASU 2020-06 on January 1, 2022. Please explain to us how you determined the $8,750 thousand adjustment to accumulated deficit. In your response, tell us how the accretion of debt discount recorded in fiscal 2020 and 2021 is reflected in your adjustment to accumulated deficit. Refer to ASC 815-40-65-1(b)(1).
Response:
We respectfully acknowledge the Staff’s comment and explain below how we determined the $8.75 million adjustment to accumulated deficit and how the accretion of debt discount recorded in fiscal 2020 and 2021 was reflected in our adjustment to accumulated deficit.
The Company adopted ASU 2020-06 on January 1, 2022, as more fully described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Accordingly, our $8.75 million adjustment required by the adoption of ASU 2020-06 consisted of three components: (i) the reversal of the cumulative accretion of the debt discount recorded from 2020 through the end of 2021 of $39.532 million, (ii) an adjustment to debt issuance cost of ($1.757 million) to account for the change in accounting of the conversion option required under ASU 2020-06, and (iii) the tax effect of the adoption of ASU 2020-06 which resulted in an adjustment of ($29.025 million) arising primarily from the removal of the associated deferred tax liability and valuation allowance. The total of these adjustments resulted in the $8.75 million adjustment to accumulated deficit. Per ASC 815-40-65-1(b)(1), these adjustments were made to the opening balance of retained earnings.

Bandwidth • 2230 Bandmate Way, Raleigh, NC 27607 • 800-808-5150	3

Securities and Exchange Commission
November 7, 2024
Note 5. Leases, page 110
5.Please revise to clarify whether the right of use assets and operating lease liabilities for your new corporate headquarters includes the two ten-year renewal options. Also, describe how you determined the discount rate for the lease. Refer to ASC 842-20-50-3.a.3 and 50-3.c.3.
Response:
We respectfully acknowledge the Staff’s comment. The right of use assets and operating lease liabilities for the Company’s corporate headquarters do not include the two ten-year renewal options, the exclusion of which is reflected in the weighted average remaining lease term of 19.30 years for the Company’s operating leases included in Note 5. Leases.
The Company evaluated the stated yield explicitly set forth in the lease, and determined it was not calculated in a manner as required by ASC 842. Therefore, the Company determined it appropriate to use its incremental borrowing rate (“IBR”) as the discount rate for the lease. The IBR was estimated by determining the risk-free rate for a similar length security and applying a risk premium based on the Company’s estimated credit rating. Because the Company’s estimated credit rating was based on presumed unsecured credit, the rating was increased one level to estimate the yield on secured debt, consistent with ASC 842’s requirements. The estimated rate was 8.78%.
While we have disclosed the weighted average remaining lease term in our periodic filings, for the avoidance of doubt, beginning with our Annual Report on Form 10-K for the year ending December 31, 2024, we will additionally explicitly clarify that the two ten-year renewal options are not included in the operating lease assets and liabilities and the manner in which we determined the discount rate for the lease.
Note 9. Geographic Information, page 119
6.We note your discussion of revenue and long-lived assets in North America. Please tell and revise to disclose what territories comprise North America. To the extent it includes areas besides the United States, revise to separately disclose revenue and long-lived assets attributable to the United States, your country of domicile, and any individually significant foreign country. Refer to ASC 280-10-50-41.
Response:
We respectfully acknowledge the Staff’s comment. Our use of “North America” in Note 9. Geographic Information is equivalent to the United States. We will prospectively revise our labeling convention in future periodic filings for clarity.

Bandwidth • 2230 Bandmate Way, Raleigh, NC 27607 • 800-808-5150	4

Securities and Exchange Commission
November 7, 2024
Form 8-K furnished on August 1, 2024
Exhibit 99.1, page 1
7.We note your Second Quarter 2024 Financial Highlights table includes Adjusted EBITDA and Free Cash Flow, along with a discussion of the increase in Adjusted EBITDA, without presenting the comparable GAAP measure with equal or greater prominence. Please revise. Refer to Question 102.10(a) of the Non-GAAP C&DIs.
Response:
We respectfully acknowledge the Staff’s comment. We note that the comparable GAAP metrics, Net income (loss) and Net cash flows from operating activities, are currently shown in the existing Reconciliation of Non-GAAP Financial Measures in Exhibit 99.1 of our Current Reports on Form 8-K and we will prospectively conform the Financial Highlights table in subsequent filings to also present these same measures with equal or greater prominence.

Bandwidth • 2230 Bandmate Way, Raleigh, NC 27607 • 800-808-5150	5

Securities and Exchange Commission
November 7, 2024
The Company hereby acknowledges the following:
●The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
●Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned if you have any questions regarding this response letter.
Sincerely,
Bandwidth Inc.
By: /s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer

cc:	Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP

Bandwidth • 2230 Bandmate Way, Raleigh, NC 27607 • 800-808-5150	6